Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration No. 333-225349
March 4, 2019

Issuer:	WEC Energy Group, Inc.
Security:	3.10% Senior Notes due March 8, 2022
Principal Amount:	$350,000,000
Maturity:	March 8, 2022
Coupon:	3.10%
Initial Price to Public:	99.937% per Senior Note
Yield to Maturity:	3.122%
Spread to Benchmark Treasury:	+60 basis points
Benchmark Treasury:	UST 2.500% due February 15, 2022
Benchmark Treasury Yield:	2.522%
Interest Payment Dates:	March 8 and September 8, commencing September 8, 2019
Optional Redemption:	The Senior Notes are redeemable, at the option of the Issuer, in whole at any time or in part from time to time, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount of the Senior Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus, in each case, accrued and unpaid interest to, but not including, the redemption date.
Trade Date:	March 4, 2019
Expected Settlement Date:	T+4, March 8, 2019
Expected Ratings* (Moody’s/S&P/Fitch):	Baa1 (stable) / BBB+ (stable) / BBB+ (stable)
CUSIP / ISIN:	92939U AB2 / US92939UAB26
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC
Co-Manager:	Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or J.P. Morgan Securities LLC collect at 1-212-834-4533.